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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     THE EARTH TECHNOLOGY CORPORATION (USA)
                           (Name of Subject Company)

                                 --------------

                            TYCO INTERNATIONAL LTD.
                              T1 ACQUISITION CORP.
                                   (Bidders)
                                 --------------

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of class of securities)

                                  270315-10-4
                     (CUSIP number of class of securities)

                        ROBERT F. SHARPE, Jr., VICE PRESIDENT
                            TYCO INTERNATIONAL LTD.
                                 ONE TYCO PARK
                          EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)

                                WITH A COPY TO:
                             JOSHUA M. BERMAN, ESQ.
                            KRAMER, LEVIN, NAFTALIS,
                            NESSEN, KAMIN & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 715-9100

                           CALCULATION OF FILING FEE
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   TRANSACTION
    VALUATION*                                           AMOUNT OF FILING FEE**
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  $81,041,168.00                                                $16,208.24
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 * For purposes of calculating fee only. Assumes purchase of 10,130,146 shares of Common Stock, $.10 par value per share, of The Earth Technology Corporation (USA) at $8.00 per share, representing 8,751,636 shares outstanding and 1,378,510 shares reserved for issuance pursuant to outstanding options and warrants and pursuant to the company's 1994 Employee Stock Purchase Plan.

** 1/50th of 1% of Transaction valuation.

 / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid: Not applicable

     Form or registration no.: Not applicable.

     Filing party: Not applicable.

     Date filed: Not applicable.
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                               Page 1 of 9 Pages

                       Exhibit Index is located on Page 9

CUSIP NO. 270315-10-4               14D-1                      PAGE 2 OF 9 PAGES



   1     NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         TYCO INTERNATIONAL LTD. (  -  )

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       / / (a)

                                                                       / / (b)
   3     SEC USE ONLY

   4     SOURCES OF FUNDS

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f)                                / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         MASSACHUSETTS

   7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         NONE

   8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                 X

   9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         O

  10     TYPE OF REPORTING PERSON

         CO

 CUSIP NO. 270315-10-4                14D-1                    PAGE 3 OF 9 PAGES


   1     NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         T1 ACQUISITION CORP.*

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /

                                                                         (b) / /
   3     SEC USE ONLY

   4     SOURCES OF FUNDS

         AF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                             / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

   7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         NONE

   8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                       X

   9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         O

  10     TYPE OF REPORTING PERSON

         CO

         * Has not yet received I.R.S. Identification No.

    This Statement relates to the offer by T1 Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Tyco International Ltd., a Massachusetts corporation ("Tyco"), to purchase all outstanding shares (the "Shares") of common stock, par value $.10 per share (the "Common Stock"), of The Earth Technology Corporation (USA), a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 1995 annexed hereto as Exhibit (a)(1) (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), at a purchase price of $8.00 per Share, net to each tendering stockholder in cash. The item numbers below and responses thereto are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is The Earth Technology Corporation
(USA), a Delaware corporation. The address of the Company's principal executive offices is 100 West Broadway, Suite 5000, Long Beach, California 90802.

    (b) The securities to which this statement relates are the Common Stock. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(g) This Statement is being filed by the Purchaser and Tyco (collectively, the "Reporting Persons"). The Purchaser is a wholly owned subsidiary of Tyco.

    The information set forth in Section 9 ("Certain Information Concerning Tyco and the Purchaser") and in Annex I of the Offer to Purchase is incorporated herein by reference.

ITEM 3.PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Tyco and the Purchaser"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 13 ("The Merger Agreement; Certain Arrangements") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) Not applicable.

ITEM 5.PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

    (a)-(g) The information set forth in the Introduction and Sections 7 ("Effects of the Offer on the Market for Shares; Stock Quotations; Registration Under the Exchange Act") and 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") of the Offer to Purchase is incorporated herein by reference.

                                  4 of 9 Pages

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth in Section 9 ("Certain Information Concerning Tyco and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction and Sections 9 ("Certain Information Concerning Tyco and the Purchaser"), 11 ("Contacts with the Company; Background of the Offer") , 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") and 13 ("The Merger Agreement; Certain Arrangements") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Sections 17 ("Fees and Expenses") and 18 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 ("Certain Information Concerning Tyco and the Purchaser") of the Offer to Purchase is incorporated herein by reference. The incorporation by reference herein of such financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold the Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 13 ("The Merger Agreement; Certain Arrangements") of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Sections 7 ("Effects of the Offer on the Market for Shares; Stock Quotations; Registration Under the Exchange Act") and 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (e) None

    (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, to the extent not otherwise set forth herein, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


(a)(1)    Offer to Purchase, dated December 13, 1995.

(a)(2)    Letter of Transmittal.

(a)(3)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies
            and Nominees.

(a)(4)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Nominees.

(a)(5)    Notice of Guaranteed Delivery.


                                  5 of 9 Pages

(a)(6)    Text of Joint Press Release issued December 11, 1995.

(a)(7)    Form of Summary Advertisement, dated December 13, 1995.

(a)(8)    Guidelines for Certification of Taxpayer Identification Number
            on Substitute Form W-9.

(b)       Not applicable.

(c)(1)    Confidentiality Agreement between Tyco and the Company, dated
            August 29, 1995.

(c)(2)    Agreement and Plan of Merger, dated December 8, 1995, among the
            Purchaser, Tyco and the Company.

(d)-(f)   Not applicable.


                                  6 of 9 Pages

                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               TYCO INTERNATIONAL LTD.


Dated: December 13, 1995                       By: /s/ Robert F. Sharpe, Jr.
                                               .................................
                                                   Name: Robert F. Sharpe, Jr.
                                                   Title: Vice President


                                  7 of 9 Pages

                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                               T1 ACQUISITION CORP.


Dated: December 13, 1995                       By: /s/ Robert F. Sharpe, Jr.
                                               ...............................
                                                   Name: Robert F. Sharpe, Jr.
                                                   Title: President


                                  8 of 9 Pages

                                 EXHIBIT INDEX

EXHIBIT                                                                           SEQUENTIALLY
  NO.                                  DESCRIPTION                                NUMBERED PAGE
-------   ---------------------------------------------------------------------   -------------

(a)(1)    Offer to Purchase, dated December 13, 1995...........................

(a)(2)    Letter of Transmittal................................................

(a)(3)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Nominees...........................................................

(a)(4)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Nominees.......................................

(a)(5)    Notice of Guaranteed Delivery........................................

(a)(6)    Text of Joint Press Release issued December 11, 1995.................

(a)(7)    Form of Summary Advertisement, dated December 13, 1995...............

(a)(8)    Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9................................................

(c)(1)    Confidentiality Agreement between Tyco and the Company, dated August
            29, 1995...........................................................

(c)(2)    Agreement and Plan of Merger, dated December 8, 1995, among the
            Purchaser, Tyco and the Company....................................

                                  9 of 9 Pages